                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.   )*
                                        ---
                           SOUTHSIDE BANCSHARES CORP.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                          Common Stock $1.00 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  844 700-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 844 700-10-4                13G                 PAGE  2   OF  5  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Thomas M. Teschner
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power   258,166

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power   1,161,288


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power   258,166

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power   1,161,288


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

             1,419,454
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

             16.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

ITEM 1(A)         Name of Issuer:

                  Southside Bancshares Corp. ("Issuer")

ITEM 1(B)         Address of Issuer's Principal Executive Offices:

                  3606 Gravois Avenue, St. Louis, Missouri 63116

ITEM 2(A)         Name of Person Filing:

                  Thomas M. Teschner

ITEM 2(B)         Address of Principal Business Office or, if None, Residence:

                  3606 Gravois Avenue, St. Louis, Missouri 63116

ITEM 2(C)         Citizenship:

                  Missouri

ITEM 2(D)         Title of Class of Securities:

                  Common Stock, par value $1.00 per share

ITEM 2(E)         CUSIP Number:

                  844 700-10-4

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
                  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

                  (b) |_| Bank as defined in section 3(a)(6) of the Exchange
Act.

                  (c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

                  (d) |_| Investment company registered under Section 8 of the Investment Company Act.

                  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4.  OWNERSHIP.

                  (a)      Amount beneficially owned:

                  As of December 31, 1999, Mr. Teschner beneficially owned 1,419,454 shares of Common Stock, or 16.1% of the aggregate number of shares of Common Stock currently outstanding. Mr. Teschner possessed sole power to vote and dispose of 258,166 shares of such Common Stock (2.9% of the total outstanding Common Stock). Of the 1,161,288 shares of Common Stock (13.2%) as to which Mr. Teschner shares voting and investment power, 1,018,830 of these shares are held by the Southside Bancshares Corp. Employee Stock Ownership Trust under the Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions), of which Mr. Teschner serves as trustee, and 142,458 of these shares are owned jointly with his spouse.

                  (b)      Percent of class:

                           16.1%

                  (c) Number of shares as to which such person has:


                  (i)      Sole power to vote or to direct the vote:                                 258,166
                  (ii)     Shared power to vote or to direct the vote:                             1,161,288
                  (iii)    Sole power to dispose or to direct the disposition of:                    258,166
                  (iv)     Shared power to dispose or to direct the disposition of:                1,161,288


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       May 25, 2000
                                         ---------------------------------------
                                                           Date


                                         /s/ Thomas M. Teschner
                                         ---------------------------------------
                                         Thomas M. Teschner